FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Nomura Asset Acceptance Corporation
Exact Name of Registrant as Specified in Charter

0000888874
Registrant CIK Number

Form 8-K, June 13, 2005, Series 2005-AR3
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-48481
SEC File Number, if available

____

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 15, 2005

NOMURA ASSET ACCEPTANCE CORPORATION

By: [signature]

Name: N. Dante LaRocca

Title: Authorized Agent

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

naa05ar3 - 3PTstructure-9.5cap-0531 - Price/Yield - IIA

Balance	$75,051,000.00	Delay	24
Coupon*	5.413	Dated	6/1/2005
Settle	**6/30/2005**	First Payment	7/25/2005

***Coupon: equals group II net wac**

RUN to earlier of balloon at the weighted average reset (month 33) / 10% call

Price	**15 CPR**	**18 CPR**	**20 CPR**	**22 CPR**	**25 CPR**	**27 CPR**	**30 CPR**	**35 CPR**	**40 CPR**	**50 CPR**	
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	
101-02	4.760	4.724	4.698	4.672	4.629	4.599	4.550	4.459	4.354	4.086	
101-03	4.744	4.707	4.682	4.654	4.611	4.580	4.530	4.437	4.330	4.056	
101-04	4.729	4.691	4.665	4.637	4.592	4.561	4.510	4.415	4.306	4.026	
101-05	4.713	4.675	4.648	4.619	4.574	4.542	4.490	4.393	4.282	3.996	
101-06	4.697	4.659	4.631	4.602	4.556	4.523	4.470	4.371	4.257	3.966	
101-07	4.682	4.642	4.614	4.585	4.537	4.504	4.450	4.349	4.233	3.936	
101-08	4.666	4.626	4.597	4.567	4.519	4.485	4.430	4.327	4.209	3.906	
101-09	4.651	4.610	4.580	4.550	4.501	4.466	4.410	4.306	4.185	3.876	
101-10	4.635	4.593	4.564	4.532	4.482	4.447	4.390	4.284	4.161	3.846	
101-11	4.620	4.577	4.547	4.515	4.464	4.428	4.370	4.262	4.136	3.817	
101-12	4.604	4.561	4.530	4.498	4.446	4.409	4.350	4.240	4.112	3.787	
101-13	4.589	4.545	4.513	4.480	4.428	4.390	4.330	4.218	4.088	3.757	
101-14	4.573	4.528	4.496	4.463	**4.409**	4.371	4.310	4.196	4.064	3.727	**Yield**
101-14	49.9	46.7	44.4	42.4	**39.0**	36.4	32.1	23.7	13.3	-15.1	**Spread**
101-15	4.558	4.512	4.480	4.446	4.391	4.352	4.290	4.174	4.040	3.697	
101-16	4.542	4.496	4.463	4.428	4.373	4.333	4.270	4.152	4.016	3.667	
101-17	4.527	4.480	4.446	4.411	4.355	4.314	4.250	4.130	3.992	3.638	
101-18	4.512	4.463	4.429	4.394	4.336	4.296	4.230	4.109	3.968	3.608	
101-19	4.496	4.447	4.413	4.376	4.318	4.277	4.210	4.087	3.944	3.578	
101-20	4.481	4.431	4.396	4.359	4.300	4.258	4.190	4.065	3.920	3.548	
101-21	4.465	4.415	4.379	4.342	4.282	4.239	4.171	4.043	3.896	3.519	
101-22	4.450	4.399	4.362	4.324	4.263	4.220	4.151	4.021	3.872	3.489	
101-23	4.434	4.382	4.346	4.307	4.245	4.201	4.131	4.000	3.848	3.459	
101-24	4.419	4.366	4.329	4.290	4.227	4.183	4.111	3.978	3.824	3.430	
101-25	4.404	4.350	4.312	4.272	4.209	4.164	4.091	3.956	3.800	3.400	
101-26	4.388	4.334	4.296	4.255	4.191	4.145	4.071	3.934	3.776	3.371	
WAL	2.16	2.05	1.98	1.91	1.81	1.75	1.65	1.50	1.35	1.08	
Principal Window	Jul05 - Mar08	Jul05 - Mar08	Jul05 - Mar08	Jul05 - Mar08	Jul05 - Mar08	Jul05 - Mar08	Jul05 - Mar08	Jul05 - Mar08	Jul05 - Mar08	Jul05 - Mar08	

LIBOR_1MO	3.220
LIBOR_6MO	3.621
LIBOR_1YR	3.862

SWAP Mat	3MO	6mo	1yr	2YR	3YR	4YR	5yr
Yld	3.425	3.621	3.8619	4.056	4.173	4.238	4.298

PRELIMINARY